Exhibit 99.14

PRESS RELEASE

Taiwan: production start-up of the Yunlin offshore wind farm

Paris, November 30th 2021 – TotalEnergies announces the start of power generation from the first turbine of the Yunlin offshore wind farm in Taiwan. TotalEnergies joined this project, operated by wpd, with a 23% interest in May 2021 alongside EGCO Group and a consortium of Japanese investors led by Sojitz.

The Yunlin offshore wind farm has a capacity of 640 megawatts (MW) from 80 turbines of 8 MW. Once onstream, it will produce 2.4 terawatt hours (TWh) of renewable electricity per year, enough to serve the power needs of 605,000 households.

The first turbine was commissioned and successfully connected to the grid in November, with a target to get a first batch of 9 turbines into full operation mode by end-2021, able to produce 270 GWh per year.

Considered by Taiwan’s authorities as a key area for the development of renewable energies, offshore wind power will contribute significantly to the objective of generating 20% of renewable electricity by 2025 while fostering the emergence of a local wind power industry.

“Despite the challenges caused by the pandemic on construction activities, the combined efforts of all stakeholders, leveraging wpd and TotalEnergies’ expertise in offshore activities, made the start of electricity production from this offshore wind farm possible” said Julien Pouget Senior Vice President Renewables, TotalEnergies. “This power generation, a first from offshore wind since our entry into the sector in 2019, is a new step in the development of our renewable energy footprint”.

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 6 gigawatts, of which 2/3 are bottom-fixed and 1/3 are floating. These projects are located in the United Kingdom (Seagreen, Outer Dowsing and Erebus projects), South Korea (Bada project), Taiwan (Yunlin project), and France (Eolmed project). The Company has also been qualified to participate in competitive tenders in the US, UK, France, Denmark and Norway.

TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of September 2021, TotalEnergies' gross renewable electricity generation capacity is 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).